1-14944

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March, 2002

Mad Catz Interactive, Inc.
(Translation of registrant's name into English)

141 Adelaide Street West, Suite 400, Toronto, Ontario, Canada M5H 3L5
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F √ Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No √

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Contact:
Morris Perlis
Mad Catz Interactive, Inc.
416-368-4449
mperlis@madcatz.com

Peter Casey
Adam Friedman Associates
212-981-2529 x14
peter@adam-friedman.com

FOR IMMEDIATE RELEASE

MORRIS PERLIS NAMED PERMANENT PRESIDENT AND CEO OF MAD CATZ INTERACTIVE, INC.

Toronto, Ontario - January 30, 2002 - Patrick Brigham, Chairman of the Board of Mad Catz Interactive, Inc., (TSE/AMEX: MCZ), a leading manufacturer of video game accessories, today announced that Morris Perlis has been named permanent President and CEO of Mad Catz Interactive, Inc.

Mr. Perlis has held this position on an interim basis since April 2001 and has been a member of the company's Board of Directors since the spring of 2000. He will continue to be responsible for overall management of the company.

"The board is thrilled that Morris has agreed to continue as CEO of Mad Catz on a permanent basis. His contribution to the growth and success of the company during the last nine months has been enormous," said Patrick Brigham. "I fully expect Morris will continue to provide Mad Catz with strong leadership and focused direction," added Brigham.

Commenting on the announcement, Morris Perlis stated, "Based on the success of the past year and the opportunities for future growth and profitability that lie ahead, I am personally excited to remain at the helm of Mad Catz supported by such a strong management team. We have successfully begun to implement our business strategy including the launch of our full product lines for all the new consoles. Our focus for the future will be to build on the strength of the Mad Catz brand; to implement steps to lower the cost of goods; to expand our European operations with the opening of our London office; and to take a more proactive approach toward current and potential investors."

About Mad Catz Interactive, Inc.
Mad Catz Interactive, Inc., (www.madcatz.com), designs, develops, manufactures and markets a full range of accessories for video game consoles and PC gaming systems. Mad Catz is a worldwide leader of innovative peripherals in the interactive entertainment industry. Headquartered in San Diego, California, Mad Catz has offices in the U.S., U.K. and Asia, as well as distributors in the U.S., Canada, Europe and Australia.

# # #

This press release contains forward-looking statements that involve a number of risks and uncertainties. Among the important factors that could cause actual results to differ materially from those indicated by such forward-looking statements are market and general economic conditions. Risk factors are detailed from time to time in the Company's periodic reports and registration statements are filed with the Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mad Catz Interactive, Inc.
(Registrant)

Date: March 20, 2002

By: Geoffrey Myers
(Signature)*
Geofrey Myers
Secretary

*Print the name and title of the signing officer under this signature.